Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

Annual Report

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2005

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

SENA 401(k) Plan for Kimberly Union Members

c/o Stora Enso North America Corp.

510 High Street

P.O. Box 8050

Wisconsin Rapids, WI 54495-8050

USA

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Stora Enso Oyj

(Stora Enso Corporation)

Kanavaranta 1

P.O. Box 309

00101 Helsinki,

Finland

SENA 401(k) Plan for

Kimberly Union Members

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

SENA 401(k) Plan for Kimberly Union Members

Index to Financial Statements

December 31, 2005 and 2004

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the SENA 401(K) Board

SENA 401(K) Plan for Kimberly Union Members

Wisconsin Rapids, Wisconsin

We have audited the accompanying statements of net assets available for benefits of SENA 401(K) Plan for Kimberly Union Members as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of SENA 401(K) Plan for Kimberly Union Members, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Madison, Wisconsin

May 3, 2006

SENA 401(k) Plan for Kimberly Union Members

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Investments
Plan interest in the SENA Master Trust	$52,758,065	$49,712,793
Loans to participants	847,110	787,027

Total investments	53,605,175	50,499,820
Receivables
Company contributions	—	99,171

Net assets available for benefits	$53,605,175	$50,598,991

The accompanying notes are an integral part of these financial statements.

SENA 401(k) Plan for Kimberly Union Members

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2005 and 2004

	2005	2004
Additions
Additions to net assets attributed to Investment income
Interest in net investment income of the SENA Master Trust	$3,399,476	$3,693,445
Interest from participant loans	41,701	47,220

	3,441,177	3,740,665

Contributions
Company’s	1,287,568	550,853
Participants’	2,179,452	1,870,446

	3,467,020	2,421,299

Total additions	6,908,197	6,161,964

Deductions
Deductions from net assets attributed to Benefits paid to participants	3,897,364	3,131,033
Administrative expenses	4,649	5,054

Total deductions	3,902,013	3,136,087

Net increase	3,006,184	3,025,877

Net assets available for benefits
Beginning of year	50,598,991	47,573,114

End of year	$53,605,175	$50,598,991

The accompanying notes are an integral part of these financial statements.

SENA 401(k) Plan for Kimberly Union Members

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of the Plan

The following description of the SENA 401(k) Plan for Kimberly Union Members (the “Plan”) provides only general information. More complete information regarding the Plan’s provisions may be found in the plan document.

General

The Plan is a defined contribution plan maintained by Stora Enso North America Corp. (the “Company”) under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company, as defined. Eligible employees, as defined, whose terms of employment are governed by the terms of a collective bargaining agreement which provides for participation in this Plan, may participate in the Plan upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Under a trust agreement, Fidelity Management Trust Company (the “Trustee”) was appointed trustee of the Plan.

Contributions

Participants may contribute an amount up to 25% of eligible compensation as defined by the plan agreement, not to exceed IRC limitations. Participants who have attained age 50 may make catch-up contributions in accordance with applicable IRC provisions. The Company provided a matching contribution equal to the lesser of 25% of each participant’s contribution or $200 during 2004. The Company also provided a fixed contribution of $800 during 2004, for all eligible full time plan participants pursuant to the collective bargaining agreement between the Company and Paper Allied Industrial Chemical and Energy Workers International Union Local 9 which merged with the United Steel Workers of America Union during 2005. Part-time participants or participants that did not work the full year received a pro rata share of the fixed contribution. Additional Company contributions may be made at the discretion of the Company’s Board of Directors.

Effective May 30, 2005 the Company agreed to match 50% of participant deferrals on the first 4% of covered compensation, contingent on participants electing deferrals in increments no less than one-half of one percent of covered compensation. In addition, effective May 30, 2005 the Company began contributing a fixed contribution of $1.72 per hour worked on the first 1,100 hours worked annually up to $1,892 for each participant. Effective January 1, 2006 the Company will match 50% of participant deferrals on the first 6% of covered compensation.

SENA 401(k) Plan for Kimberly Union Members

Notes to Financial Statements

December 31, 2005 and 2004

Participant contributions are generally made through payroll deductions and are remitted to the Plan on a bi-weekly basis. Company fixed contributions are remitted to the Plan at the Company’s discretion throughout the year. For 2004 the Company matching contribution was remitted to the Plan within 30 days of the end of the calendar year. Effective May 30, 2005, Company matching contributions are remitted on a bi-weekly basis.

Investment Options

The Plan provides for various investment options within the SENA Master Trust. Each participant is responsible for designating multiples of whole percentages of both participant and Company contributions for investment among the available investment funds. Designations may be changed on a daily basis at the participant’s discretion.

Participant Accounts and Allocations

Participant recordkeeping is performed by Fidelity Investments Institutional Operations Company, Inc. (“Fidelity”). For all investment options other than the SEO Unitized Stock Fund, Fidelity maintains participant balances on a share method. Participant investments in the SEO Unitized Stock Fund are accounted for on a unit value method. The unit value for the fund is computed daily based on share price, dividend information and the value of the fund’s short-term investments. At December 31, 2005 and 2004, the Plan held 4,316 units and 4,911 units, respectively, of the SEO Unitized Stock Fund at unit values of $34.84 and $37.90, respectively.

Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and plan earnings, and charged with an allocation of investment and administrative expenses. Allocations of plan earnings are based on participant account balances in relation to total fund account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately fully vested in their contributions, Company matching and fixed contributions, and the earnings thereon.

Benefits

Upon termination of employment, participants may elect to receive the value of their account in one of the following distribution methods:

(a)	Lump sum; or

(b)	Series of substantially equal quarterly installments if over the age of 55, with at least 10 years of service; or

(c)	Up to two “ad-hoc” partial distributions each plan year, in any amount, for participants over the age of 55 with at least 10 years of service who are retired, or participants who have incurred a disability; or

(d)	Transfer to an eligible retirement plan; or

(e)	Defer withdrawal to any time up to April 1 following the year in which age 70 1/2 is attained.

SENA 401(k) Plan for Kimberly Union Members

Notes to Financial Statements

December 31, 2005 and 2004

A participant may make the following withdrawals prior to termination:

(a)	Withdrawal of all or any portion of the balance in his account for a hardship causing immediate and heavy financial needs, as defined (however, these withdrawals will generally be subject to a 10% penalty);

(b)	After age 59 1/2, withdrawal of up to the entire account balance once per quarter; and

(c)	A participant who has made after-tax voluntary contributions prior to 1987 may elect to withdraw such contributions once in any plan year while employed.

If a participant dies before the distribution of benefits, the benefits are distributed to the beneficiary designated by the participant.

Loans to Participants

Participants meeting eligibility requirements may borrow up to the lesser of (a) 50% of their vested account balance or (b) $50,000, reduced by any outstanding loan balances, with a minimum loan amount of $1,000. Loans are repaid through payroll deductions. Loans require payment within five years of the date of withdrawal, and bear interest at a rate equal to the prime rate as established by The Wall Street Journal on the first business day of the month in which application for such loan is made.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan, along with the SENA 401(k) Plan and the SENA 401(k) Plan for Union Members, participates under a master trust arrangement in the SENA Master Trust. Each plan has an interest in the net assets of the SENA Master Trust, represented by the total of the specific interests of the individual participants of the plans.

All plan investments in the SENA Master Trust, except the investment in the SEO Unitized Stock Fund, are stated at fair value based on quoted market prices. The fair values of the SEO Unitized Stock Fund are computed daily based on share price, dividend information and the value of the short-term investments.

Loans to participants are valued at unpaid principal balances.

Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned. Interest and dividends and net realized and unrealized appreciation (depreciation) from the investment in the SENA Master Trust is recorded in the accompanying financial statements as interest in net investment income of the SENA Master Trust.

SENA 401(k) Plan for Kimberly Union Members

Notes to Financial Statements

December 31, 2005 and 2004

Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Administrative Expenses

Administrative expenses incurred in the administration of the Plan are paid by the Company, except fees related to loan administration, which are paid by the Plan.

Benefit Payments

Benefit payments to participants are recorded when paid.

3.	SENA Master Trust

The Plan’s allocated share of the SENA Master Trust’s net assets and investment activities is based upon the total of each participant’s share of the SENA Master Trust. The percentage of the Plan’s investment in the SENA Master Trust to the total net assets of the SENA Master Trust is 12% and 13% as of December 31, 2005 and 2004, respectively.

The fair value of investments of the SENA Master Trust is as follows:

	2005	2004
Investments, at fair value
Common stocks	$24,907,223	$28,193,954
Mutual funds	380,496,108	348,708,936

Total investments	$405,403,331	$376,902,890

Investment income of the SENA Master Trust for the years ended December 31, 2005 and 2004 is as follows:

	2005	2004
Net appreciation (depreciation) in fair value of investments
Common stock	$(2,173,329)	$4,323,303
Mutual funds	15,596,723	21,071,438

	13,423,394	25,394,741

Interest and dividends	11,101,325	6,775,390

	$24,524,719	$32,170,131

SENA 401(k) Plan for Kimberly Union Members

Notes to Financial Statements

December 31, 2005 and 2004

4.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets:

	2005	2004
Neuberger Berman Genesis - Fund, 82,100 shares in 2005	$3,825,839	$	n/a

Fidelity Retirement Government Money Market Fund, 9,468,828 and 9,478,343 shares, respectively	9,468,828		9,478,343

Fidelity Spartan U.S. Equity Index Fund, 164,089 and 171,423 shares, respectively	7,246,160		7,347,203

Fidelity Magellan Fund, 129,045 and 157,662 shares, respectively	13,735,516		16,363,718

Fidelity Diversified International Fund, 124,821 and 105,612 shares, respectively	4,061,665		3,024,728

Fidelity Freedom 2010 Fund, 199,102 and 199,243 shares, respectively	2,797,380		2,713,658

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 11, 2002, that the Plan is designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in accordance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA and prevailing collective bargaining agreements.

7.	Related Party Transactions

The Plan periodically invests in a money market fund and mutual funds managed by the Trustee, participant loans, and a fund invested in the American Depositary Shares of the Company’s parent, Stora Enso Oyj. Transactions involving these investments are considered to be party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

8.	Amounts Allocated to Withdrawn Participants

Approximately $6,946,807 and $6,818,729 of plan assets have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2005 and 2004, respectively, but who have not yet received distributions as of that date. None of these amounts was requested to be distributed at December 31, 2005 or December 31, 2004.

SENA 401(k) Plan for Kimberly Union Members Schedule of Assets (Held at End of Year) December 31, 2005 and 2004	EIN: 39-2003332 Plan # 004 Schedule H, Item 4(i)

Identity of Issue, Lessor or Similar Party	Description of Investment	Cost	Current Value
* Participant Loans	Maturities ranging from 2006 to 2010; interest rates ranging from 4% to 10.75%	$0	$847,110

*	Indicates party-in-interest.

SENA 401(k) Plan for Kimberly Union Members

Exhibits

December 31, 2005

Exhibit 23.01   Consent of Independent Accountants – Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the SENA 401(k) Board has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SENA 401(k) Plan for Kimberly Union Members

Dated: June 23, 2006	By	/s/ Dawn E. Neuman
Dawn E. Neuman
Member, SENA 401(k) Board